Exhibit 21
                                                                      ----------


UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
ESC MEDICAL SYSTEMS, LTD.,
----------------------------------------

                              Plaintiff,

                -against-

ARIE  GENGER, BARNARD J. GOTTSTEIN,               No. 99 CV 2984 (KMW)
THOMAS G. HARDY, TPR INVESTMENTS
ASSOCIATES, INC., TRANS-RESOURCES,
INC., HAIFA CHEMICALS LTD., HAIFA
CHEMICALS HOLDINGS, INC., and
BARNARD J. GOTTSTEIN REVOCABLE TRUST,

                             Defendants.
----------------------------------------


                         MEMORANDUM OF LAW IN SUPPORT OF
                   DEFENDANTS' MOTION TO DISMISS THE COMPLAINT





                               Page 7 of 35 Pages

                                TABLE OF CONTENTS


TABLE OF AUTHORITIES..........................................................i

PRELIMINARY STATEMENT.........................................................1

STATEMENT OF FACTS............................................................5

ARGUMENT.....................................................................11

     I.   SECTION 13(d) WAS NEVER INTENDED TO BE USED AS ARMAMENT
          FOR ENTRENCHED MANAGEMENT TO DEPRIVE SHAREHOLDERS OF
          THEIR RIGHT TO EFFECT CHANGES IN CORPORATE
          MANAGEMENT.........................................................11

     II.  DEFENDANTS FULLY COMPLIED WITH SECTION 13(d) AS A
          MATTER OF LAW, BY DISCLOSING ALL REQUIRED
          FACTS..............................................................13

          A.   Defendants have Disclosed All Required Facts
               Concerning Their Alleged "Group"
               Status........................................................14

          B.   Defendants Have Disclosed All Required Facts
               Concerning Their "Intent to Control" ESC......................16

               1.   Plaintiff Does Not And Cannot Allege that the
                    Defendants Will Control A Majority Of The
                    Board Of Directors Even If Successful In The
                    Proxy Contest............................................16

               2.   Defendants' Disclosures, Including Attaching
                    A Copy Of The Complaint To Their Schedules
                    13D, Adequately Disclose All Pertinent
                    Information Required By Law..............................17

     III. PLAINTIFF'S COMPLAINT FAILS TO COMPLY WITH THE PLEADING
          REQUIREMENTS OF PSLRA SECTION 21D..................................20

     IV.  PLAINTIFF'S BREACH OF FIDUCIARY DUTY CLAIM SHOULD BE
          DISMISSED..........................................................22

CONCLUSION...................................................................24





                               Page 8 of 35 Pages

                              TABLE OF AUTHORITIES

CASES                                                                    PAGE(S)
-----                                                                    -------

Amalgamated Clothing & Textile Workers Union, v. Fieldcrest Cannon,
     Inc., No. 93 Civ. 3580 (RO), 1993 WL 300011 (S.D.N.Y. Aug. 4,
     1993)...................................................................18

Avnet Inc. v. Scope Industries, 499 F. Supp. 1121 (S.D.N.Y.
     1980).......................................................14, 15, 17, 20

Ballan v. Wilfred American Education Corp., 720 F. Supp. 241
     (E.D.N.Y. 1989), citing, Field v. Trump, 850 F.2d 938, 949
     (2d Cir. 1988), cert. denied, 489 U.S. 1012
     (1989)...................................................................5

Citizens First Bancorp, Inc. v. Harreld, 559 F. Supp. 867 (W.D. Ky.
     1982)...................................................................17

Condec Corp. v. Farley, 573 F. Supp. 1382 (S.D.N.Y.
     1983)...........................................................14, 15, 20

Corenco Corp. v. Schiavone & Sons, Inc., 488 F.2d 207 (2d Cir.
     1973)...................................................................13

Dan River, Inc. v. Unitex Ltd., 624 F.2d 1216 (4th Cir. 1980)................13

Horsehead Resource Dev. Co. v. B.U.S. Envtl. Services, Inc., 916 F.
     Supp. 305 (S.D.N.Y.), opinion vacated in part on other grounds,
     928 F. Supp. 287 (S.D.N.Y.
     1996)...................................................................13

ICN Pharm., Inc. v. Khan, 2 F.3d 484 (2d Cir. 1993)..........................13

Piper v. Chris-Craft Industrial, Inc., 430 U.S. 1 (1977).....................12

Pitchell v. Callan, 13 F.3d 545 (2nd Cir. 1994)..............................23

Rondeau v. Mosinee Paper Corp., 422 U.S. 49 (1975)........................5, 12

Schnell v. Conseco, Inc., No. 98 Civ. 2527, 1999 WL 182327 (S.D.N.Y.
         Mar. 31, 1999)..................................................21, 22

Sea  Containers Ltd. v. Stena AB, 741 F. Supp. 231 (D. D.C.),
     aff'd in pertinent part, rev'd in part, 890 F.2d 1205 (D.C.
     Cir.
     1989)...................................................................18

Todd Shipyards Corp. v. Madison Fund, Inc., 547 F. Supp. 1383
     (S.D.N.Y. 1982).........................................................17

Treadway Companies, Inc. v. Care Corp, 638 F.2d 357 (2d Cir.
     1980)...............................................................12, 13

United Mine Workers v. Gibbs, 383 U.S. 715, 86 S. Ct. 1130
     (1996)..................................................................23


                               Page 9 of 35 Pages

Weeden v. Continental Health Affiliates, Inc., 713 F. Supp. 396 (N.D.
     Ga. 1989)...........................................................14, 15

Wellman v. Dickinson, 682 F.2d 355 (2d Cir. 1982), cert. denied, 460
     U.S. 1069 (1983)........................................................14


STATUTES                                                                 PAGE(S)
--------                                                                 -------

The  Private Securities Litigation Reform Act of 1995, Pub. L. No.
     104-67, 109 Stat. 737 (1995), 15 U.S.C. ss. 78u-4(b).................1, 21

Securities Exchange Act of 1934, 15 U.S.C.ss. 78m(d)......................1, 12




                               Page 10 of 35 Pages

     Defendants Arie Genger ("Genger"), Barnard J. Gottstein ("Gottstein"), Thomas G. Hardy ("Hardy"), TPR Investments Associates, Inc. ("TPR"), Trans-Resources, Inc. ("TRI"), Haifa Chemicals Ltd. ("HCL"), Haifa Chemicals Holdings, Inc. ("HCH"), and Barnard J. Gottstein Revocable Trust ("Gottstein Trust"), respectfully submit this Memorandum of Law in support of their motion, pursuant to Rules 12(b)(6) and 12(b)(1) of the Federal Rules of Civil Procedure and Section 21D of the Private Securities Litigation Reform Act of 1995 ("PSLRA"), for an Order dismissing the complaint (the "Complaint") of plaintiff ESC Medical Systems, Ltd. ("ESC" or "Plaintiff"), a corporation organized under the laws of Israel and headquartered in Israel.(2)

                              Preliminary Statement

     From a cursory review of the Complaint, one might believe that this is a case about a successful corporation being raided and exploited by outsiders bent on seizing control from competent leadership. But, in truth, this is a case about entrenched management, with the rubber-stamp consent of an entrenched Board, using Section 13(d) of the Securities Exchange Act of 1934 ("1934 Act"), 15 U.S.C. ss. 78m(d), to try to stifle the shareholders' franchise until the insiders have wrung every bit of shareholder value from the company.

     Given incumbent management's dismal performance, it is no wonder that they would seek to chill shareholder democracy in this manner. After all, ESC stock traded on the NASDAQ system at $46.50 per share on June 14, 1996, yet closed at only $4.75 on February 24, 1999. (Compl. Exh. E at 6, Exh. K at 4) The market value of the company fell from almost $1 billion in mid-1998 to less than $200 million in March 1999. (Compl. Exh. K at 4) And

----------
     (2) A copy of the Complaint (cited herein as "Compl.") is attached as
Exhibit 1 to the accompanying Declaration of Anthony Ragozino ("Ragozino Dec.").


                               Page 11 of 35 Pages
earnings per share have fallen from $.48, in 1998's second quarter, to only $.05 in 1998's fourth quarter. (Compl. Exh. K at 4) These disappointing results were accompanied by an independent research report prepared by Donaldson, Lufkin & Jenrette ("DLJ"), dated October 21, 1998, which noted that "institutional sponsorship [of ESC] appears to be almost non-existent at this juncture given management's lack of credibility...." (Id. (emphasis added))

     Defendants Genger and Gottstein each control significant blocks of the common stock of ESC. Like every other ESC shareholder, they have watched the value of their shares plummet with ever-increasing disappointment. And, like independent analyst DLJ and other institutional investors, they naturally have grown uncomfortable with incumbent management's unwillingness or inability to arrest ESC's downward spiral. Genger and Gottstein, at first individually and later as allies, therefore have proposed to alter the present composition of ESC's Board of Directors in an effort to resurrect shareholder value. They wrote letters to the company, seeking to achieve such a restructured Board consensually. Each also filed Schedules 13D, disclosing their ownership of ESC stock and (i)their desires to replace several members of the ESC Board of Directors with independent persons; and (ii)their hopes that a restructured, truly independent Board would then exercise tighter control over - perhaps even consider replacing present management, including ESC's CEO.

     But, importantly, although Genger and Gottstein have proposed to replace a majority of the incumbent Board, they do not seek to take or exercise control themselves. Genger and Gottstein have not sought to have themselves named Directors of ESC. Indeed, they have not proposed a majority of candidates for election to ESC's Board over whom they even


                               Page 12 of 35 Pages
arguably could exercise any "control." As Genger and Gottstein stated in a letter to the company, which was publicly disclosed in their Schedules 13D:

     we believe that the composition of the Board of Directors needs to be restructured to include capable individuals who have established themselves in the business and/or scientific community. We are convinced that such action would instill a new sense of direction into the Company and give much needed credibility to the Company's plans and prospects. The newly restructured Board will provide a valuable resource to management to help rebuild the profitability of the Company and restore shareholder value which has been significantly eroded over the past several months.

     It is our intent that after such restructuring a majority of the Board would be unaffiliated with either management or ourselves.

(Compl. Exh. D at 24-25 (emphasis added))

     After ESC refused to alter materially the composition of the Board in response to Genger's and Gottstein's proposals, defendants called upon ESC to convene an extraordinary meeting of ESC shareholders to vote on the issue. In violation of governing Israeli law - and further confirming their resolve to entrench themselves - management simply refused to convene that required meeting in the statutory time period for doing so.(3) The second branch of management's response to Genger's and Gottstein's efforts to return control of the company to the shareholders at large was to cause ESC to institute this lawsuit. ESC interposed claims under Section 13(d), the rules and regulations of the Securities and Exchange Commission ("SEC") promulgated thereunder, as well as a claim of breach of fiduciary duty.(4)

----------
     (3) Under Israeli law, shareholders with an interest in excess of 10% of the Company's ordinary shares currently outstanding have the right to require an extraordinary general meeting of shareholders, which must then be convened between 7 and 21 days after the shareholders' formal request. See Section 109 of the Israel Companies Ordinance.

     (4) Plaintiffs have asserted the Section 13(d) claims against all defendants, and the breach of fiduciary duty claim solely against Hardy.


                               Page 13 of 35 Pages

     ESC's first claim is that defendants are acting as a "group," within the meaning of the 1934 Act, and have failed to disclose that fact. But defendants' Schedules 13D specifically disclose that they may be deemed to be a "group" by virtue of their alliance. Although defendants dispute that they are such a "group," this disclosure renders this claim defective as a matter of law.

     ESC's second claim is that defendants are actually seeking to gain control of ESC, and have failed to disclose, or affirmatively misstated, that intention. But ESC's conclusory allegation in this respect, which is premised entirely on "information and belief," is not supported by a single fact, or group of facts, that would support any reasonable inference that defendants intend to take control of ESC. Specifically, while ESC alleges that defendants seek to replace six of the eight directors of ESC, even the most charitable view of the allegations contained in the Complaint demonstrate that defendants would "control" at most three directors. As a result, defendants would not have "control" over a majority of the board, and ESC's unsupported conclusion to the contrary is without merit. Moreover, ESC's conclusory, "information and belief" allegations that defendants have misstated their intentions concerning ESC is not plead with the requisite degree of specificity required by Section 21D of the PSLRA and thus must be dismissed.

     ESC's third claim is that Hardy, a non-management Director of ESC who is allied with Genger and Gottstein, has breached a fiduciary duty to ESC by participating in Defendants' alleged wrongdoing. But because ESC's claims that Defendants filed misleading Schedules 13D


                               Page 14 of 35 Pages
are without merit, its pendent claim that Hardy breached a fiduciary duty to ESC by participating in the filing of those documents should be dismissed as well.

                                      * * *

     In sum, rather than containing any detailed, factual allegations of wrongdoing, the Complaint demonstrates nothing more than an improper effort by an entrenched management to chill the fundamental corporate right of shareholders to hold a democratic election of directors. In this respect, Plaintiff has failed to heed the caution of the Supreme Court:

     [In enacting Section 13(d),] Congress intended to do no more than give incumbent management an opportunity to express and explain its position. The Congress expressly disclaimed an intention to provide a weapon for management ... [or to discourage checks on entrenched but inefficient management].

Rondeau v. Mosinee Paper Corp., 422 U.S. 49, 58 & n. 8 (1975) (citation omitted).

                               Statement of Facts

     The following statement of facts is taken from the Complaint (and the exhibits attached thereto), the allegations of which are assumed to be true solely for purposes of this motion, and Exhibits 2 and 3 to the Ragozino Declaration.(5)

A.   The Plaintiff

     ESC is an Israeli corporation engaged in the development, manufacture and marketing of high-technology medical devices. Its stock is publicly listed and traded on the NASDAQ system. (Compl. P. 2)

----------
     (5) Exhibits 2 and 3 to the Ragozino Dec. are amendments to Gottstein's and Genger's Schedules 13D, respectively, dated and filed with the SEC on May 10, and May 11, 1999, respectively. On a motion to dismiss, the Court may consider documents filed with the SEC that are available to the public. Ballan v. Wilfred American Educ. Corp., 720 F. Supp. 241, 247 (E.D.N.Y. 1989) (citing Field v. Trump, 850 F.2d 938, 949 (2d Cir. 1988), cert. denied, 489 U.S. 1012 (1989)).


                               Page 15 of 35 Pages

B.   The Defendants

     Genger is the Chairman of the Board of Directors and Chief Executive Officer of defendant TRI, a global developer, producer and marketer of specialty plant nutrients and specialty industrial and agricultural chemicals. (Compl. Exh. A at 7) Genger founded TRI in 1985 and the company now has thirteen manufacturing plants around the world. (Compl. Exh. K at 13) Genger is also a director and/or officer of defendants TPR, HCL, and HCH. Genger and his family own all of the common stock of TPR, which is the parent corporation of TRI. TRI is the parent corporation of HCL, which owns HCH. (Compl. Exh. A at 7)

     Gottstein is a founding investor of ESC and a partner of Carr-Gottstein Properties, a real estate partnership based in Anchorage, Alaska. (Compl. Exh. B, at 5) He is also the sole trustee of defendant Gottstein Trust. (Compl. P.
11) Gottstein started his career in business in 1949 at his father's grocery company which he, along with a partner, expanded and eventually sold in 1990 for $300 million. (Compl. Exh. K, at 14)

     Hardy is President and Chief Operating Officer of TRI, a director and/or officer of HCL and HCH, and a non-management director of ESC. (Compl. P. 12)

C.   The Original 13D Filings

     On October 9, 1998, Genger filed a Schedule 13D on behalf of himself, as well as TPR, TRI, HCL and HCH (the "TRI Entities"), disclosing that those parties had acquired 7.4% of ESC's outstanding common stock for investment purposes. (Compl. P. 19) The filing disclosed that the reporting parties had no arrangements or understandings with any other party involving the voting of ESC stock. (Id.)


                               Page 16 of 35 Pages

     Also on October 9, 1998, Gottstein filed a Schedule 13D on behalf of himself as an individual and as trustee of the Gottstein Trust, disclosing that those parties had acquired 5.23% of ESC's outstanding common stock for investment purposes. (Id. P. 20) The filing disclosed that none of the reporting parties had any contract, arrangement, understanding, or relationship with any other persons. (Id.)

D.   Amendments to the 13D Filings

     On or around January 19, 1999, Gottstein filed an amendment to the original 13D filing ("Gottstein Amendment No. 1") to reflect that the filing parties had acquired additional shares of ESC common stock. (Id. P. 21) On or around March 12, 1999, Genger, filed an amendment to his original 13D filing ("Genger Amendment No. 1"), this time on behalf of himself, certain of the entities in the original filing, and Hardy. (Id. P. 22) This amendment also disclosed that:
(1) on March 9, 1999, Genger and Gottstein reached an agreement to work together; (2) they agreed that "the composition of [ESC's] Board of directors needed to be restructured" to give ESC, among other things, "a new sense of direction"; and (3) in pursuit of their common objectives, Genger and Gottstein agreed to share expenses. (Id.) The amendment also disclosed that Hardy would generally be cooperating with Genger, Gottstein and the other filing parties. (Id. P. 23)

     Genger Amendment No. 1 also disclosed that Genger and Gottstein had sent a joint letter to ESC's directors proposing: (a) the removal of two management directors other than ESC Chairman and CEO Dr. Shimon Eckhouse ("Eckhouse"); (b) the removal of one


                               Page 17 of 35 Pages
non-management director other than Hardy; and (c) the addition of four new directors to be selected by Genger and Gottstein. (Id. P. 24)(6)

     On March 12, 1999, Gottstein filed another amendment to his Schedule 13D ("Gottstein Amendment No. 2"), disclosing that he had reached an understanding to cooperate with Genger in attempting to achieve a change in the composition of ESC's Board of Directors. (Id. P. 27) In this amendment, as the Complaint notes, Gottstein expressly states that he and Genger are not working as a group and that they have no intention to take control of ESC. (Id.)

     On or around March 23, 1999, Genger and Hardy filed a second amendment to the original 13D filing ("Genger Amendment No. 2"), which discloses that on March 22, 1999, legal representatives of Genger and Gottstein sent a letter to ESC's counsel listing the names of Genger's and Gottstein's four nominees for ESC's Board of Directors. (Id. P. 28) The amendment denies that Genger and Hardy are acting as a group and includes a copy of a letter to ESC, which repeats that with the proposed change to the Board of Directors, neither Genger nor Gottstein will control a majority of the Board. (Id.)

     Also on or around March 23, 1999, Gottstein filed a third amendment to his
Schedule 13D ("Gottstein Amendment No. 3"), in which he disclosed information consistent with his and Genger's prior 13D filings and, in addition, disclosed the March 22, 1999 letter sent to ESC listing the proposed nominees. (Id.)

----------
     (6) In characteristically conclusory fashion, Plaintiff alleges that these changes would "yield a new nine member Board, with five members - defendants' four nominees and Hardy controlled by defendants." (Id.) Notably absent from the Complaint, however, are any factual allegations supporting the conclusion that these four nominees would be controlled by Genger and Gottstein. To the contrary, Genger Amendment No. 1 discloses that the result of the restructuring would be that "a majority of [ESC's] Board would be unaffiliated with either management or Genger and [Gottstein]." (Id. P. 25)


                               Page 18 of 35 Pages

     On March 26, 1999, Genger and Hardy filed a third amendment to Genger's
Schedule 13D ("Genger Amendment No. 3") disclosing that on March 24, 1999, Genger and Gottstein received notice that ESC was prepared to consider nominating two of the four candidates proposed by Genger and Gottstein, along with two candidates selected by the Board, but Genger and Gottstein rejected that offer and renewed their original proposal. (Id. P. 30) Significantly, Genger and Gottstein noted that, even though two of their nominees were paid directors of TRI, which is wholly-owned by Genger, neither nominee was under Genger's control. (Id.) Moreover, Genger and Gottstein noted that, "[i]n any event, these two individuals, together with Mr. Hardy, would constitute less than a majority of the Company's Board of Directors as proposed to be restructured." (Id.)

     Genger and Gottstein also disclosed that, if the Board did not accept their proposal, they would exercise their lawful rights under Israeli law to convene an extraordinary general meeting of shareholders to remove all of the directors (except Hardy and perhaps the CEO), and fill all of the vacancies on the Board. (Id.) Importantly, this Schedule 13D amendment disclosed once again that "it is not Mr. Genger's nor Mr. Gottstein's intention to control the Company, but rather to restructure the Board of Directors with an independent Board." (Id. P.
31)

     On March 26, 1999, Gottstein filed a fourth amendment to his Schedule 13D ("Gottstein Amendment No. 4") disclosing information consistent with his and Genger's prior filings and the new information in Genger Amendment No. 3. (Id.
P. 32) On April 15, 1999, Gottstein filed another amendment ("Gottstein Amendment No. 5"), in which he stated that on April 14, 1999, he and Genger "had jointly commenced mailing solicitation materials to



                               Page 19 of 35 Pages
shareholders of ESC, and that counsel for Genger and Gottstein intended to send, on April 15, 1999, 'a letter addressed to each of [ESC]'s directors demanding that [ESC] convene an Extraordinary General Meeting.'" (Id. P. 33) Gottstein attached to this amendment a letter from himself and Genger to ESC shareholders, wherein they stated that "the Company lacks the professional expertise and appropriate oversight by a board of directors" that it requires, and that he and Genger sought a "truly independent Board of Directors." (Id. P. 34) The letter further disclosed that Genger and Gottstein were soliciting the shareholders' proxies to vote for the purpose of replacing all current directors (except the CEO and Hardy) with six nominees. (Id.) Notably, neither Genger nor Gottstein sought to place themselves on ESC's Board of Directors. Once again, Genger and Gottstein clearly state that "[o]ur intention is not to acquire control of the Company." (Id. P. 36)

     In the proxy materials sent by Genger and Gottstein, they disclose that one of their proposed nominees to the ESC Board, S.A. Spencer ("Spencer"), receives $15,000 per year as a director of TRI, and that Spencer's firm provides investment banking advice to TRI, but that the firm has received no compensation from TRI since January 1998. (Id. P. 37) In addition, the proxy materials disclose that another nominee, Professor Zehev Tadmor, receives $15,000 per year as a director of HCL, and that he is a technological consultant for TRI, for which he receives a retainer fee. (Id.)

     On or around April 15, 1999, Gottstein delivered to ESC and its Board of Directors a demand that the Board convene an Extraordinary General Meeting of the Company's shareholders for the purpose of removing all of the directors other than Hardy and Eckhouse and to elect Genger's and Gottstein's six nominees. (Id. P. 39) Also on April 15, 1999, Genger filed


                               Page 20 of 35 Pages
the fourth amendment to his Schedule 13D ("Genger Amendment No. 4"), which disclosed, among other things, the mailing of the proxy materials. On April 19, 1999, Gottstein filed a sixth amendment to his Schedule 13D ("Gottstein Amendment No. 6") in which he included a letter from himself and Genger to ESC's CEO, Eckhouse. Once more, in this letter, Gottstein and Genger expressly state that they were not attempting to gain control of ESC and that any suggestion that any of their nominees were "somehow under our influence and control is absurd." (Id. P. 41) On or around April 20, 1999, Genger filed another amendment ("Genger Amendment No. 5") which disclosed information consistent with that disclosed in his and Gottstein's prior filings, including the letter he and Gottstein sent to Eckhouse. (Id. P. 42)

     On May 10 and May 11, 1999, Genger and Gottstein, respectively, filed amendments to their Schedules 13D, in which they disclosed the existence of this lawsuit and disclosed all of management's allegations by attaching copies of the Complaint as exhibits thereto. (Ragozino Dec. Exhs. 2 and 3)



                               Page 21 of 35 Pages

                                    ARGUMENT

     I. SECTION 13(d) WAS NEVER INTENDED TO BE USED AS ARMAMENT FOR ENTRENCHED MANAGEMENT TO DEPRIVE SHAREHOLDERS OF THEIR RIGHT TO EFFECT CHANGES IN CORPORATE MANAGEMENT.

     Section 13(d) requires that any person who acquires beneficial ownership of more than 5% of any registered equity security must file a Schedule 13D within 10 days of acquiring such beneficial ownership, disclosing, among other things, the purpose for buying such shares, and information as to any contracts, arrangements, or understandings with any person with respect to the securities of the issuer. See Treadway Companies, Inc. v. Care Corp., 490 F. Supp. 660, 664 (S.D.N.Y.) (noting that Section 13(d) is purely a notice statute, the purpose of which is "to alert the marketplace to every large, rapid aggregation or accumulation of securities ... which might represent a potential shift in corporate control ... and which is, therefore, information that shareholders and potential investors in a corporation need in order to determine both the likelihood of change in corporate control, and the probable future value of the corporation") (citations omitted), aff'd in pertinent part, 638 F.2d 357 (2d Cir. 1980). Filing persons are also required to file amendments to the Schedule 13D upon certain changes in the facts disclosed in the original filing. See ss. 13(d)(2); 15 U.S.C. ss. 78m(d)(2).

     Congress passed the Williams Act (of which Section 13(d) is a part) as a legislative response to a gap in the federal securities laws which permitted cash tender offers and other acquisitions to occur without adequate disclosure to investors of relevant information. See Piper v. Chris-Craft Indus., Inc., 430 U.S. 1, 22 (1977). However, it was never intended to arm management with a weapon with which to frustrate a proposed control change. Rondeau v. Mosinee Paper Co., 422 U.S. 49, 58-59 (1975); see also Corenco Corp. v. Schiavone & Sons,


                               Page 22 of 35 Pages

Inc., 488 F.2d 207, 209-10 (2d Cir. 1973) (noting that the institution of a lawsuit claiming Williams Act violations is a familiar defensive tactic).

          As the Supreme Court in Rondeau stated:

     By requiring disclosure of information to the target corporation as well as the Securities and Exchange Commission, Congress intended to do no more than give incumbent management an opportunity to express and explain its position. The Congress expressly disclaimed an intention to provide a weapon for management to discourage takeover bids or prevent large accumulations of stock which would create the potential for such attempts. Indeed, the Act's draftsmen commented upon the 'extreme care' which was taken 'to avoid tipping the balance of regulation either in favor of management or in favor of the person making the takeover bid.'

422 U.S. at 58-59 (citations omitted) (emphasis added).

     The Williams Act thus provides only a narrow right of action on behalf of the issuer: "the right of the corporation . . . is limited to equitable relief, compelling the filing of a full and accurate Schedule 13D." Dan River, Inc. v. Unitex Ltd., 624 F.2d 1216, 1225 (4th Cir. 1980). Therefore, once a defendant has disclosed all relevant facts through amendments to their Schedules 13D, including management's allegations against them, Section 13(d) is fully satisfied and the claim should be dismissed. See Treadway, 638 F.2d at 380 (holding that an action claiming a violation of Section 13(d) in the face of curative Schedule 13D amendments should be dismissed as moot for failure to state a claim).

     II. DEFENDANTS FULLY COMPLIED WITH SECTION 13(d) AS A MATTER OF LAW, BY DISCLOSING ALL REQUIRED FACTS.

     Defendants' amended Schedules 13D disclose that they may be deemed to be a "group" by virtue of their shared activities, and explicitly detail defendants desire to effect a change in control of ESC. Thus, even if defendants' original Schedules 13D were arguably deficient in some manner - which they were not - the subsequent amendments and the


                               Page 23 of 35 Pages
supplemental information they contain cured any lapse and rendered Plaintiff's claims moot as a matter of law. E.g., ICN Pharm., Inc. v. Khan, 2 F.3d 484, 489-92 (2d Cir. 1993); Treadway, 638 F.2d at 380; Horsehead Resource Dev. Co. v. B.U.S. Envtl. Servs., Inc., 916 F. Supp. 305, 309 (S.D.N.Y.) (granting defendant's motion to dismiss in part and stating that "[g]enerally, once a subsequent 13D filing cures alleged omissions in prior filings, the ss. 13(d) claim alleging omissions must be dismissed as moot") (citation omitted), opinion vacated in part on other grounds, 928 F. Supp. 287 (S.D.N.Y. 1996); see also Avnet Inc. v. Scope Indus., 499 F. Supp. 1121, 1124 (S.D.N.Y. 1980).

     Indeed, in this case, defendants have gone well beyond divulging the relevant facts, by including ESC's Complaint as an exhibit to their Schedules 13D and therefore disclosing even ESC's adverse interpretation of those facts. The investing public now possesses all relevant information with which to make an investment decision. Section 13(d) requires nothing more. See Condec Corp. v. Farley, 573 F. Supp. 1382, 1387 (S.D.N.Y. 1983) (Where "there is a dispute as to the facts, the law requires only that the disputed facts and the possible outcomes be disclosed."); Weeden v. Continental Health Affiliates, Inc., 713 F. Supp. 396 (N.D. Ga. 1989) (rejecting issuer's argument that amended Schedule 13D would have to disclose the facts themselves, not merely the existence of a dispute concerning the facts; holding disclosure requirements satisfied when filing was amended to reveal the dispute).

     A. Defendants have Disclosed All Required Facts Concerning Their Alleged "Group" Status.

     When two or more persons act as a "group" for the purposes of acquiring, holding or otherwise disposing of more than 5% of the securities of an issuer, the group must file a joint Schedule 13D, "disclosing, inter alia, the identity of its members and the purpose of its


                               Page 24 of 35 Pages
acquisition." Wellman v. Dickinson, 682 F.2d 355, 362 (2d Cir. 1982), cert. denied, 460 U.S. 1069 (1983). The purpose of this provision is to prevent multiple shareholders from secretly accumulating shares of the company which in the aggregate amount to 5% or more of the company's stock, while avoiding filing a Schedule 13D because each of their individual holdings amount to less than 5%. This is not such a case.

     Genger (on behalf of himself and the TRI Entities) and Gottstein (on behalf of himself and the Gottstein Trust) each filed Schedules 13D disclosing the ownership of their ESC stock. Further, they both have amended their respective Schedules 13D multiple times to include complete and updated information concerning the acquisition of more shares, their plans with respect to the company, and the allegations of this lawsuit, including their alleged "group" status. See Condec, 573 F. Supp. at 1386 (noting that defendant was not seeking to evade the filing requirement, but rather, fully disclosed all relevant facts in his 13D filings; stating, "[t]his is the limit of the law").

     To be sure, while they have disclosed that they might be deemed a group by virtue of their shared desires, Genger and Gottstein dispute that they are a group.(7) But there simply is no legitimate basis on which to allow ESC to pursue litigation over a disputed legal conclusion; i.e., whether Gottstein and Genger are a statutory Section 13(d) group. Avnet, Inc. v. Scope Indus., 499 F. Supp. 1121, 1125 (S.D.N.Y. 1980) (sufficient to disclose dispute as to whether filing party is an investment company). Even where "there is a dispute as to the facts, the law

----------
     (7) Although it is not necessary for the Court to resolve the issue on the present motion, Genger and Gottstein have a good faith basis for disputing that they are a "group." Genger and Gottstein have asserted repeatedly that, although they are coordinating their efforts to restore a truly independent Board to ESC, they each retain complete, independent control over their respective investments and have no agreement concerning acquisition, disposition, voting, or otherwise, with respect to their ESC shares. (See, e.g., Compl. Exh. D at 7).


                               Page 25 of 35 Pages
requires only that the disputed facts and the possible outcomes be disclosed." Condec Corp. v. Farley, et al., 573 F. Supp. 1382, 1387 (S.D.N.Y. 1983); Weeden
v. Continental Health Affiliates, Inc., 713 F. Supp. 396, 399-400 (N.D. Ga.
1989) (rejecting issuer's argument that amended Schedule 13D would have to disclose the facts themselves, not merely the existence of a dispute concerning the facts; holding disclosure requirements satisfied when filing was amended to reveal the dispute). A fortiori, it is sufficient for purposes of Section 13(d) to disclose a dispute over a legal conclusion such as whether the filing parties are a group.

     The decision in Citizens First Bancorp, Inc. v. Harreld, 559 F. Supp. 867, 873 (W.D. Ky. 1982), is directly on point. There, the defendants disclaimed group status in their 13D filings. The court held that although there was a substantial likelihood that the plaintiff would be able to establish that the defendants were acting as a group for purposes of calling a special stockholders meeting and voting their shares together to remove members of the board of directors, no irreparable harm existed because the party had filed a Schedule 13D which "substantially complie[d] with the S.E.C. rules." Id. at 873. Further, the court noted that "[s]uch a disclaimer [of group status] is specifically allowed by the instructions" for Schedule 13D. Id.; see 1934 Act, Schedule 13D, Instructions for Cover Page (2) ("If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check row 2(b)").


                               Page 26 of 35 Pages

     B. Defendants Have Disclosed All Required Facts Concerning Their "Intent to Control" ESC

          1. Plaintiff Does Not And Cannot Allege That The Defendants Will Control A Majority Of The Board Of Directors Even If Successful In The Proxy Contest

     Taking ESC's allegations as true for purposes of this motion, even if defendants succeeded in nominating all of the directors they have proposed, defendants still would not "control" a majority of the directors. The Complaint states that Hardy is the defendants' representative on the current board. (Compl. P. 35) It further alleges that Mr. Spencer is a member of the board of directors of TRI, a company founded by Genger, and Professor Zehev Tadmor is a member of the board of directors of HCL, a wholly-owned subsidiary of TRI. Assuming the truth of such allegations, ESC's argument that because of such relationships, Gottstein and Genger will control all three of these directors insofar as ESC is concerned, is a preposterous proposition on its face. Nevertheless, Plaintiff has alleged - at most - that the defendants will "control" at most three of the eight members of the ESC board of directors, not a majority. See Todd Shipyards Corp. v. Madison Fund, Inc., 547 F. Supp. 1383, 1389 (S.D.N.Y. 1982) (holding that defendants' Schedule 13D disclosures which stated that they may seek some representation on plaintiff's board of directors and might seek to affect the course of the company by advice and suggestion to management to be "full and fair" and were not the equivalent of a desire to attain control of a company). Thus, ESC's claim that defendants seek to control ESC fails as a matter of law.


                               Page 27 of 35 Pages

          2. Defendants' Disclosures, Including Attaching A Copy Of The Complaint To Their Schedules 13D, Adequately Disclose All Pertinent Information Required By Law.

     In any event, ESC's position on this issue is known to investors since Gottstein and Genger each attached copies of the Complaint to their latest
Schedule 13D amendments. "'The only regulatory objective is that access to material information be enjoyed equally, but this objective requires nothing more than the disclosure of basic facts so that outsiders (read here investors) may draw upon their own evaluative expertise in reaching their own investment decisions with knowledge equal to that of the (discloser).'" Avnet, 499 F. Supp. at 1125 (quoting SEC v. Texas Gulf Sulpher Co., 401 F.2d 833, 849 (2d Cir.
1968), cert. denied, 394 U.S. 976 (1969)).

     The defendants' disclosures more than adequately comply with Section 13(d) and thus cannot be deemed misleading. See Amalgamated Clothing & Textile Workers Union v. Fieldcrest Cannon, Inc., No. 93 Civ. 3580 (RO), 1993 WL 300011, at *2 (S.D.N.Y. Aug. 4, 1993) (granting motion to dismiss where "any reasonable reader of [the] 13Ds would have concluded that there was a real possibility that
[defendants] would divest control .... The federal securities laws do not require controlling shareholders ... to go further .... Fair and accurate notice to the investing public of such clear possibility is enough").

     The holding in Sea Containers Ltd. v. Stena AB, 741 F. Supp. 231 (D. D.C.), aff'd in pertinent part, rev'd in part, 890 F.2d 1205 (D.C. Cir. 1989), is illustrative. There, the 13D reporting persons stated that their intention in acquiring the shares was for investment. The plaintiff alleged that the defendants had an intent to take control of the company. The district court stated that the defendants' activities suggested that the purpose of the acquisition of the


                               Page 28 of 35 Pages
securities was other than as stated in the 13D and subsequent amendments. 741 F. Supp. at 235. However, the court held that it was "only concerned with the adequate information available to the public shareholders pursuant to securities law" and that the defendants had "conform[ed] with the intent of securities disclosure law" by attaching a copy of the complaint to their filings. The court of appeals affirmed on this issue. 890 F.2d at 1211.

     Here, in addition to the 13D amendments which attach copies of the Complaint, the defendants made multiple disclosures concerning their purposes. For example, Gottstein explains how he and Genger came to discuss their investments in ESC and explore the possibility of working together "to affect the policies of the Company in order to reverse its recent setbacks and begin restoring its long-term potential value;" he discloses the understanding reached between himself and Genger to "encourag[e] the Company to take certain actions which Gottstein and Genger believe are necessary in order for the Company to grow and prosper as an independent public company;" he describes the letter sent to ESC's Board of Directors. (Compl. Exh. E at 5) Importantly, the amendment states that:

     the Reporting Persons may otherwise become more active in attempting to affect the policies of the Company, with or without the cooperation of Mr. Genger and possibly with the cooperation of as yet uncontacted shareholders other than Mr. Genger in order that the long-term potential of the Company be realized; and the Reporting Persons may buy more Shares depending upon market conditions and other factors described below.

                                      * * *

     Other than as described above, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule D.

(Id. at 5-7)



                               Page 29 of 35 Pages

     Genger's disclosures describe the correspondence between ESC and Genger and Gottstein concerning the restructuring of the Board of Directors and state that "Genger and [Gottstein] intend to continue to have discussions with other shareholders of the Issuer regarding their proposal and to seek shareholder support." (Compl. Exh. H, at p.5) Gottstein also discloses that he and Genger commenced mailing solicitation materials to ESC shareholders, and attaches copies of such materials to the filing. (Compl. Exh. J, at p.2) Significantly, Gottstein discusses the letter sent by Gottstein and Genger to Eckhouse on April 19, 1999, wherein the amendment quotes the letter:

     [W]e strongly object to the Company's statement that we are attempting 'to seize control' of the Company. . . . Moreover, the nominees proposed to replace the current directors are in no way controlled by us. In fact, a majority of the directors of the new Board will have had no prior business relationship with either of us. To suggest that somehow these directors - who would be elected by a majority of outside shareholders - are somehow under our influence and control is absurd. We demand that you immediately cease such characterizations.

(Compl. Exh. L, at pp. 2-3)

     In light of the foregoing disclosures, ESC's claim that defendants have filed false and misleading Schedules 13D is without merit and must be dismissed. See Condec, 573 F. Supp. at 1386 (in finding no violation of Section 13(d), the court stated that "the net consequence of the filings . . ., which include a full recitation of the issues raised by plaintiff in this litigation, is that all interested parties now have access to all of the facts").8

----------
     (8) In any event, requiring Defendants to state that they do intend to take control of ESC, as Plaintiff requests (Compl. p.15), may actually render their Schedules 13D false. In Avnet, this Court refused to require a filing person to acknowledge in an amendment to its Schedule 13D that it was an unregistered investment company because its status as an investment company was a contested fact issue. The court noted that "a statement that [defendant] is in fact an unregistered investment company may actually render the Schedule 13D false, since [defendant] alleges that it does not consider itself to be an investment company, and it would be misleading

                                                                  (continued...)

                               Page 30 of 35 Pages

     III. PLAINTIFF'S COMPLAINT FAILS TO COMPLY WITH THE PLEADING REQUIREMENTS OF PSLRA SECTION 21D.

     Even if the extensive Schedule 13D disclosures concerning defendants' purposes were not sufficient as a matter of law to require dismissal of the Complaint, dismissal would still be warranted because the Complaint fails to allege with specificity facts that would, if true, support Plaintiff's allegations about defendants' supposed control intent. Section 21D of the Private Securities Litigation Reform Act of 1995 ("PSLRA"), Pub. L. No. 104-67, 109 Stat. 737 (1995), 15 U.S.C. ss. 78u-4(b), requires that:

     In any private action arising under [the 1934 Act] in which the plaintiff alleges that the defendant -

     (A) made an untrue statement of a material fact; or

     (B) omitted to state a material fact necessary in order to make the statements made, in the light of the circumstances in which they were made, not misleading;

     the complaint shall specify each statement alleged to have been misleading, the reason or reasons why the statement is misleading, and, if an allegation regarding the statement or omission is made on information and belief, the complaint shall state with particularity all facts on which that belief is formed.

15 U.S.C. ss. 78u-4(b) (emphasis added). See Schnell v. Conseco, Inc., No. 98 Civ. 2527, 1999 WL 182327, at *8-9 (S.D.N.Y. Mar. 31, 1999) (holding that the
PSLRA's "heightened pleading standard" applies to 1934 Act claims alleging misrepresentations and omissions).


----------
     (8) (...continued)
for it to file a statement the contents of which it does not, in truth, believe." Avnet, 499 F. Supp. at 1126. This reasoning applies with equal force here. It would be inappropriate to force defendants to disclose an intent to control when it does not, in fact, exist. Avnet, 499 F. Supp. at 1126; see also Condac, 573 F. Supp. at 1386 (denying injunctive relief and noting that "what plaintiff now seeks by way of a court mandated corrective revision to the 13D filings is not a further factual disclosure by defendants but rather a 'confession of judgment,' i.e., an admission that an intent to seek control antedated any of defendants' stock purchases").


                               Page 31 of 35 Pages

     ESC alleges that, with respect to defendants' intent to "control" ESC, defendants both (1) made untrue statements of material fact, and (2) omitted to state material facts in their Schedules 13D. (See, e.g., Compl. P. P. 5, 18, 44) Further, ESC states that its Complaint is based, in this respect, on information and belief. (See Compl. P. P. 1, 37) As such, PSLRA ss. 78u-4(b) applies to ESC's Section 13(d) claims and, "in order to survive a motion to dismiss, plaintiff must 'state with particularity all facts on which that belief is formed.'" Schnell, 1999 WL 182327, at *9.

     The Complaint simply fails to state any facts, let alone with particularity, to support its allegation that defendants have an intent, or even an ability, to control ESC. Rather, ESC simply notes an affiliation between two of Genger and Gottstein's nominees and Genger-related entities (Compl. P. 37), and that Hardy is Genger and Gottstein's "representative" on the Board. (Id. 35) ESC fails to plead sufficient facts to support that Genger and Gottstein could assert any control over these three individuals. Moreover, although Plaintiff notes that Genger and Gottstein intended to select six additional nominees (Id.
38), the Complaint is devoid of any factual basis for concluding that any of these additional nominees has any connection with Genger or Gottstein whatsoever, let alone a relationship that would enable Genger or Gottstein to control their behavior once elected to the Board.8 Thus, under the PSLRA's pleading standards, Plaintiff's claim must be dismissed. See Schnell, 1999 WL 182327, at *9 (dismissing plaintiff's complaint for failing to meet the PSLRA's pleading standard and noting that "[s]uch allegations, bereft of any facts on which plaintiff's belief of [defendant's] misconduct is based, are insufficient to withstand a motion to dismiss").


                               Page 32 of 35 Pages

     IV.  PLAINTIFF'S BREACH OF FIDUCIARY DUTY CLAIM SHOULD BE DISMISSED

     Plaintiff's fiduciary duty claim against Hardy is predicated on the same conduct underlying the federal securities law claim; namely, his participation in the filing of an allegedly misleading disclosure document. (Compl. P. 47) However, there is no independent basis for federal subject matter jurisdiction over this claim. As a result, because Plaintiff's federal securities claims must be dismissed, this Court should also dismiss Plaintiff's pendent claim for breach of fiduciary duty. See, e.g., United Mine Workers v. Gibbs, 383 U.S. 715, 726 (1996) ("Certainly, if the federal claims are dismissed before trial . . . the state claims should be dismissed as well."); Pitchell v. Callan, 13 F.3d 545, 549 (2d Cir. 1994) ("[I]t is axiomatic that a court should decline to exercise jurisdiction over state-law claims when it dismisses the federal claims prior to trial.").



                               Page 33 of 35 Pages

                                   CONCLUSION

     For all the foregoing reasons, the Complaint should be dismissed.

Dated: New York, New York
       May 11, 1999

                                    Respectfully submitted,

                                    SKADDEN, ARPS, SLATE,
                                     MEAGHER & FLOM LLP


                                    By: /s/ Samuel Kadet
                                        ---------------------------------------
                                        Samuel Kadet (SK 1856)

Of Counsel:                             919 Third Avenue
James W. Brown (JB 0981)                New York, New York 10022
Anthony Ragozino (AR 1601)              (212) 735-3000

                                        Attorneys for Defendants Arie Genger,
                                        Barnard J. Gottstein, Thomas G. Hardy,
                                        TPR Investments Associates, Inc.,
                                        Trans-Resources, Inc., Haifa Chemicals
                                        Ltd., Haifa Chemicals Holdings, Inc.,
                                        and Barnard J. Gottstein Revocable Trust




                               Page 34 of 35 Pages